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                        KRIS BOYLE FREEDMAN & SAWYER, P.C.

TELEPHONE                      ATTORNEYS AT LAW                     FACSIMILE
(303) 893-2300              SUITE 2700 SOUTH TOWER             (303) 893-2882
                            600 SEVENTEENTH STREET
                          DENVER, COLORADO 80202-5427


                                 October 1, 1999


Securities and Exchange Commission
450 Fifth Street, N..W.
Washington, D.C.   20549


            Re:   Withdrawal of Form 10-SB
                  Rocky Mountain Power Co.
                  Accession No.  01030984-99-000006


Ladies and Gentlemen:

    This firm is legal counsel for Rocky Mountain Power Co. On behalf of Rocky Mountain Power Co. We hereby request that the subject registration statement filed on the EDGAR System under Accession No. 01030984-99-000006 be withdrawn. The filing agent used the wrong EDGAR Access Codes when filing the registration statement.

     Thank you for your assistance. If you have questions concerning this matter, please do not hesitate to contact me.



                                Very truly yours,

                                KRIS BOYLE FREEDMAN & SAWYER, P.C.


(BY) Signature                               /s/ Thomas Boyle
(Name)                                           Thomas Boyle




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